February 9, 2021

VIA EDGAR TRANSMISSION

Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Broadscale Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 9, 2021
File No. 333-252449

Dear Ms. Haywood:

On behalf of Broadscale Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 9, 2021, relating to Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”) filed with the Commission on February 9, 2021. We are concurrently filing via EDGAR an amendment to the Registration Statement (the “Amendment”). The changes reflected in the Amendment consist of those made in response to the Staff’s comment.

Set forth below is the Company’s response to the Staff’s comment.

Amendment No. 2 to Form S-1 filed February 9, 2021

Note 8 – Subsequent Events, page F-16

1.	We note that the date of the audit opinion included in your document has been changed to February 8, 2021. As such, it appears to us that you should update the date through which management has evaluated subsequent events. Please revise your footnote accordingly.

The Company notes that its failure to update the date in the Registration Statement was a typographical error, as the evaluation was performed through the date of the audit opinion. The Company has revised the footnote on page F-16 in the Amendment.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Andrew Shapiro
Andrew Shapiro Chairman and Chief Executive Officer

cc:	Mark Rosenstein, Esq.
Ledgewood, PC